Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements (Unaudited) for the

Three months ended March 31, 2016

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the three months ended March 31, 2016 and 2015 and notes thereto.

The financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at May 27, 2016.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

1

Results of Operations

Effective July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

For the three months ended March 31, 2016:-

•	The Company’s operating expenses were $86,420 as compared to $74,859 as compared to for the corresponding period in 2015. The increase in the Company’s operating expenses during the three months ended March 31, 2016 were mainly due to Legal, accounting and audit fees incurred by the Company.
•	The Company recorded a net loss and comprehensive loss of $86,420 as compared to a net loss and comprehensive loss of $74,859 during the corresponding period in 2015.
•	The basic and diluted loss per common share was $0.04 as compared to a basic and diluted loss of $0.07 during the corresponding period in 2015.
•	The Company’s total assets were $30,972 as compared to $10,205 during the corresponding period in 2015.
•	The Company had a working capital deficiency of $902,564 as compared to a working capital deficiency of $573,101 during the corresponding period in 2015.

The Company is presently not a party to any legal proceedings whatsoever.

2

Plan of Arrangement

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015, the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the plan of arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on SEDAR.

In connection with the above transaction, as at March 31, 2016, the Company has recorded the amount of $44,709 as payable to Spinco1 and Spinco2 which is included in Due to related party.

As of the date of this MD&A, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in.

Mineral Properties

1. Extra High Property

As at December 31, 2015, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 67% interest in the Extra High Property. Colt is the operator of the Extra High Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

3

Neither the Company nor the operator of the Extra High Property has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Property during the years 2015, 2014 and 2013.

On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Property. Also, as of April 2, 2016, the Company together with Colt have abandoned a total of 366 hectares of mineral claims which were previously part of the Extra High Property.

2. Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases. In the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

First Quarter (March 31, 2016)

During the three months [first quarter] period ended March 31, 2016:

•	The Company had a net loss and comprehensive loss of $86,420 or $0.04 per share as compared to a net loss and comprehensive loss of $74,859 or $0.07 per share during the same three month [first quarter] ended March 31, 2015.

•	The Company’s Operating costs were $86,420 as compared to $74,859 for the same period in 2015. The main items which contributed to the increase in Operating costs were Legal, accounting and audit fees.

Summary of Quarterly Results

For the Quarterly Periods ended:	March 31,	December 31,	September 30,	June 30,
	2016	2015	2015	2015
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(86,420)	(90,042)	(70,172)	(99,920)
Loss per common share	$(0.04)	$(0.08)	$(0.07)	$(0.09)

For the Quarterly Periods ended:	March 31,	December 31,	September 30,	June 30,
	2015	2014	2014	2014
Total Revenues	$0	4,157	0	0
Net loss and comprehensive loss	(74,859)	(892,875)	(61,466)	(51,202)
Loss per common share	(0.07)	(0.84)	(0.06)	(0.05)

The Company’s business is not of a seasonal nature.

4

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investment in the Company’s interest in the Extra High Property.

Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment.

The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

5

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2016, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at March 31, 2016:-

•	the Company’s total assets were $30,972 as compared to $10,205 for the corresponding in 2015.

•	the Company’s total liabilities were $933,534 as compared to $583,304 for the corresponding period in 2015).

•	the Company had $8,467 in cash as compared to $7,816 in cash for the corresponding period in 2015.

•	the Company had GST/HST receivable in the amount of $2,503 as compared to $2,387 for corresponding period in 2015.

•	the Company had Prepaid expense of $20,000 as compared to $nil for the corresponding period in 2015.

Private Placement Financing

There were no share financings during the year ended December 31, 2015.

On January 4, 2016 the Company closed the first and last tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing include a hold period in accordance with applicable securities law. A director of the Company and a family member subscribed to this non-brokered private placement.

The Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000, and the Company has refunded to one subscriber the total amount of $25,000.

6

Warrants

As at March 31, 2016, a total of 1,020,000 warrants with a weighted average exercise price of $0.16 per warrant share were outstanding. Subsequent to March 31, 2016, a total of 16,667 share purchase warrants with an exercise price of $1.50 per warrant share expired unexercised.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Loan 2016

The Company has borrowed the sum of $103,924.20 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924.20 is payable on demand.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal Amount and the accrued interest to the two directors. As of the date of this MD&A, the Company has not repaid to the two directors the Principal Amount of $250,000 together with the accrued interest.

Convertible Debentures Financing 2013

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under the equity portion of convertible debenture reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under the equity portion of convertible debenture reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under the equity portion of convertible debenture reserve.

7

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under the equity portion of convertible debenture reserve.

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the principal amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve. The principal amount of $50,000 together with the accrued interest of the Convertible Debenture (“Outstanding Liability”) became due and payable on January 23, 2015. However, on the due date the Company was unable to repay the Outstanding Liability. As a result, and by mutual consent, the Convertible Debenture has been extended for an indefinite period until the Company pays the Outstanding Liability.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest was converted into 610,724 common shares of the Company.

As at March 31, 2016, the amount of $436,465 (March 31, 2015 - $363,310) has been recorded as the liability portion of convertible debentures and the amount of $33,706 (March 31, 2015 - $33,706) has been recorded as the equity portion of convertible debentures reserve.

Stock Options

As at March 31, 2016, there were a total of 11,667 stock options that were granted to a consultant exercisable at a price of $1.20 per share. Subsequently, the 11,667 stock options expired unexercised on May 15, 2016. As of the date of this MD&A, there are no outstanding stock options.

8

Significant Accounting Policies

The Condensed Interim Unaudited Financial Statements for the three months ended March 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Condensed Interim Unaudited Financial Statements for the three months ended March 31, 2016.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot Digital Inc. (formerly Las Vegas From Home.com Entertainment Inc.) (“Jackpot”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by certain common key management personnel.

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. Effective as of August 1, 2014, the Company is being charged by Jackpot the amount of $2,559 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at March 31 and consist of the following:

	2016	2015
Entities controlled by directors (non-interest-bearing)	$274,851	$131,190

During the three months ended March 31, the following amounts were charged by related parties.

	2016	2015

Interest charged on amounts due to related parties	$23	$77
Rent charged by entities with common directors	7,393	7,313
Office expenses charged by, and other expenses paid on behalf of the Company by, an entity with common directors	21,232	21,568
	$28,648	$28,958

9

The remuneration of directors and key management personnel during the three months ended March 31, is as follows:

	2016	2015
Management fees	$15,000	$15,000

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal Amount and the accrued interest to the two directors. As of the date of this MD&A, the Company has not repaid to the two directors the Principal Amount of $250,000 together with the accrued interest.

On January 4, 2016, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit. For further particulars please see Liquidity and Capital Resources of this MD&A.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2017. The agreement can be terminated by either party upon giving three months’ written notice.

The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. Pursuant to the Agreement, the Company is entitled to receive management services from Kalpakian Bros. Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Jackpot.

10

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

Financial Instruments and Risk Management

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data. The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

11

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At March 31, 2016, the Company had cash of $8,467 (March 31, 2015 - $7,816) available to apply against short-term business requirements and current liabilities of $933,534 (March 31, 2015 - $583,304). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

As of the date of this MD&A, convertible debentures with face value of $350,000 have matured and are payable on demand together with accrued interest.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at March 31, 2016, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Unaudited Interim Financial Statements for the three months ended March 31, 2016 and 2015.

12

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

  Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 27, 2016	2,067,724	Nil	N/A	N/A
Warrants as at May 27, 2016	1,000,000	Nil	Cdn $0.135	January 4, 2021
Agent’s Warrants as at May 27, 2016	3,333	Nil	Cdn $1.50	July 23, 2018
Fully Diluted as atMay 27, 2016	3,071,057	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

13